INTRAOP MEDICAL CORPORATION
                               570 Del Rey Avenue
                           Sunnyvale, California 94085
                                 (408) 636-1020


September 10, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:      Intraop Medical Corporation
         Registration Statement on Form SB-2 (File No. 333-143021)
                                              -------------------
         Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended, Intraop Medical Corporation, a Nevada corporation (the "Company"), hereby respectfully requests the withdrawal of its registration statement on Form SB-2 (File No. 333-143021) and all exhibits thereto (the "Registration Statement'), and that an order of the Securities and Exchange Commission granting such withdrawal be issued for the Company's file relating to the Registration Statement on the date hereof or at the earliest practical date.

The Company requests this withdrawal because it has elected not to pursue the registration of the securities included in the Registration Statement at this time. Through the date hereof, the Registration Statement has not been declared effective and no securities have been sold in connection with the Registration Statement.

Please provide the Company with a copy of the order granting withdrawal of the Registration Statement as soon as it is available, to my attention at 570 Del Rey Avenue, Sunnyvale, CA 94085.

If you have any questions regarding this application, please contact me at (408) 636-1020, ext. 106.

Sincerely,

INTRAOP MEDICAL CORPORATION


By:  /s/ Howard Solovei
     ------------------
Name: Howard Solovei
Title: Chief Financial Officer